Bio-Rad Laboratories, Inc.	Corporate Offices 1000 Alfred Nobel Drive Hercules, California 94547 Phone: 510-724-7000 Fax: 510-741-4048

January 5, 2021

Jeanne Bennett

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	Bio-Rad Laboratories, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed March 2, 2020
File No. 001-07928

Dear Ms. Bennett:

Bio-Rad Laboratories, Inc. (“Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated December 29, 2020 from the Staff of the Securities & Exchange Commission (“Staff”) regarding the filing listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the Year Ended December 31, 2019

General

1. We note that your forum selection provision in Section 54 of your bylaws identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and include risk factor disclosure of the risks to investors, such as the increased costs to bring a claim and that the provision may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Further, if the provision applies to

Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

As the Staff has noted, the Company’s bylaws specify the forum for certain litigation. In future filings the Company will describe the referenced bylaw provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act and any uncertainties in this regard. We will also include risk factor disclosures of the relevant risks to investors and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder with respect to Securities Act claims.

We trust this response addresses the Staff’s comment. Should you wish to discuss this matter further or if the Staff has additional questions, please contact the undersigned or Bio-Rad General Counsel, Tim Ernst, at tim_ernst@bio-rad.com. Thank you.

Very truly yours,

Bio-Rad Laboratories, Inc.

By:	/s/ Ilan Daskal
Ilan Daskal
EVP, Chief Financial Officer

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